FORM 5

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)



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1. Name and Address of Reporting Person*/    2. Issuer Name and                   /      6. Relationship of Reporting
                                        /    Ticker or Trading Symbol             /         Person(s) to Issuer
                                        /                                         /         (Check all applicable)
ACOSTA,         SAM                     /                                         /          ---  Director      ---    10% Owner
(Last)        (First)    (Middle)       /         THERMOGENESIS CORP              /          -X-  Officer       ---    Other
                                        /             ("KOOL")                    /          (give title below) (specify below)
                                        /                                         /           VICE-PRESIDENT, MANUFACTORING
----------------------------------------/-----------------------------------------/-------------------------------------------------
                                        /                   /                     /
                                        / 3.IRS or Social   /4. Statement for     /       7.  Individual or Joint/Group Filing
                                        / Security Number   /   Month / Year      /                 (Check Applicable Line)
                                        / of Reporting      /                     /            X  Form filed by one Reporting Person
                                        / Person (voluntary)/  JULY 2000          /           --- Form filed by More than One
                                        /-----------------------------------------/                Reporting Person
 C/O THERMOGENESIS CORP                 /                   /                     /
 3146 GOLD CAMP ROAD                    /                   / 5. If Amendment,    /
--------------------------------------- /                   / Date of Original    /
(Street)                                /                   / (Month/Year)        /
--------------------------------------- /                   /                     /
                                        /                   /                     /
RANCHO CORDOVA,         CA      95670   /                   /                     /
--------------------------------------- /                   /                     /
(City)                (State)   (Zip)   /                   /                     /
                                        /                   /                     /
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          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED



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1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /              /
    of   /   Date         /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of /
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect  /
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial /
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership /
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4) /
===================================================================================================================================/
N/A
===================================================================================================================================/

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------



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  Title    / Conversion/ Trans- / Trans- / Nature of /      Date       /    Title     /Price of/ Number  /  Ownership / Nature of /
   of      /    or     / action / action / Derivative/   Exercisable   /     and      / Deriv- /   of    /   Form of  /  Indirect /
Derivative / Exercise  / Date   / Code   / Securities/       and       /    Amount    /  ative / Deriv-  / Derivative / Beneficial/
Security   / Price of  / (Mo./  / (Instr./ Aquired(A)/   Expiration    /      of      / Secur- / ative   / Security:  / Ownership /
(Instr. 3) / Derivative/ Day/   /  8)    /  Disposed /      Date       /    Under-    /  ity   / Securi- / Direct (D) / (Instr.4) /
           / Security  / Year)  /        /   of (D)  /    (Month       /    lying     /(Instr. /  ties   / or Indirect/           /
           /           /        /        / (Instr. 3,/   Day/ year)    / Securities   /  5)    /Benefic- / (Instr. 4) /           /
           /           /        /        /  4 and 5) /                 /  (Instr. 3   /        /  ally   /            /           /
           /           /        /        /           /                 /    and 4)    /        / Owned at/            /           /
           /           /        /-----------------------------------------------------/        / End of  /            /           /
           /           /        /Code/ V / (A)  / (D)/ Date   /  Expir-/ Title /Amount/        / Month   /            /           /
           /           /        /    /   /      /    / Exer-  /  ation /       /      /        /(Instr.  /            /           /
           /           /        /    /   /      /    / cisable/  Date  /       /      /        /   4)    /            /           /
====================================================================================================================================
Options to   $1.125     7/29/99   A       66,000     1/01/00            Common  66,000  $1.125
Purchase                                                                Stock
 Common
 Stock
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Options to   $1.9688    5/11/00   A       55,445     11/22/00           Common  55,445  $1.9688  253,445        D
Purchase                                                                Stock
 Common
 Stock

====================================================================================================================================





Explanation of Responses:



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  /s/ SAM ACOSTA                                                   08/09/2000
 --------------------------------                                  ----------
      Sam Acosta                                                      Date

 **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.